ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
December 19, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dominic Minore, Esq.

Re:	Highland Funds II (the “Registrant”) 1940 Act File No. 811-7142 1933 Act File No. 33-51308
Dear Mr. Minore:
     I am writing on behalf of the Registrant to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission on Post-Effective Amendment No. 68 to the Trust’s Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 70 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment 68/70”), which you provided orally via telephone on November 23, 2011. The Registrant filed Amendment 68/70, pursuant to Rule 485(a) under the 1933 Act, on September 23, 2011 to register shares of Highland Natural Resources Fund, a new series of the Registrant (the “Fund”). Summaries of the Staff’s comments and the Registrant’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement (the “Amendment”), which will be filed on or about December 22, 2011 pursuant to Rule 485(b) under the 1933 Act.
Prospectus
1.	Please add a footnote to the Annual Fund Operating Expense Table stating that a payment will made to the Fund by the investment adviser to Natural Resources Master Fund (the “Master Fund”) for the benefit of shareholders, thereby reducing expenses to a stated level. Please also state that the payment is not reflected in the fee table.
Response: The Registrant will incorporate the requested footnote.
2.	Please remove the “Allocable Share of Master Fund Management Fee” line item from the Annual Fund Operating Expenses table. Please show the aggregate fees to be paid by the Fund in the Management Fees and Other Expenses line items, as appropriate.

Response: The Registrant will incorporate the requested revision.
3.	In the Principal Investment Strategies section, please state that the Natural Resources Master Fund (the “Master Fund”) was recently formed and describe why it was determined that the Master Fund is as an appropriate investment for the Fund.
Response: The Registrant will add a statement in the Principal Investment Strategies section that the Master Fund was recently formed; however, the Registrant respectfully declines to add disclosure regarding why the Master Fund is an appropriate investment for the Fund. The Registrant respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A.
4.	Please describe the experience of Ascendant Advisors, LLC (“Ascendant”) in investing in natural resources common stocks.
Response: The Registrant will add a statement in the Principal Investment Strategies section that Ascendant has two years of experience managing a separate managed account portfolio that invests in natural resources common stocks.
5.	In the Principal Investment Strategies section, please provide the maximum percentage the Fund may invest in foreign issuers and emerging markets or state that there is no limit.
Response: The Principal Investment Strategies section states that “The Master Fund invests without restriction as to issuer capitalization or country.” The Registrant notes that the Fund invests substantially all of its assets in the Master Fund, and that the Master Fund’s prospectus utilizes this same disclosure.
6.	If the Fund may invest in emerging markets, please add disclosure regarding emerging markets to the Principal Investment Strategies section and to Foreign Risk.
Response: Although the Fund may invest in emerging market securities, the Registrant does not intend to invest in emerging markets as part of its principal investment strategy and so respectfully declines to add disclosure regarding these investments to its Principal Investment Strategies. The Registrant also notes that the Fund invests substantially all of its assets in the Master Fund, and that the Master Fund’s prospectus follows this approach.
7.	Please revise the Principal Risks section to reflect the same principal risks that the Master Fund discloses in its registration statement.
Response: The Registrant will incorporate the requested revision, except that the Fund also discloses “Master-Feeder Structure Risk,” which is not a principal risk of the Master Fund, as a principal risk of the Fund.
8.	Please confirm that the language in the “Principal Investment Strategies” section regarding the Fund’s investments in derivatives takes into account the guidance provided in the Commission’s Letter to the Investment Company Institute dated July 30, 2010 (the “Letter”).
Response: The Registrant confirms that the disclosure regarding the Fund’s investments in derivatives conforms to the disclosure in the Master Fund’s prospectus, and understands that the Master Fund believes that the relevant disclosure takes into account the guidance provided in the Letter.
9.	If the Fund will invest in ETFs, to the extent acquired fund fees and expenses represent greater than one basis point of the average net assets of the Fund, please disclose as a separate line item under “Other Expenses” in the “Annual Fund Operating Expenses” table.
Response: The Registrant will incorporate the requested revision when applicable.
10.	Please confirm whether the Fund intends to be non-diversified; if it does not, please revise the disclosure in the Prospectus accordingly.
Response: The Registrant confirms that the Fund will be “diversified” and has added appropriate corresponding disclosure.
11.	Please confirm that the Board of Trustees of the Master Fund will execute a signature page in the form required under Form N-1A to be filed with the Amendment.
Response: The Registrant confirms that the Board of Trustees of the Master Fund will execute a signature page in the form required under Form N-1A to be filed with the Amendment.
12.	Please confirm that the Participation Agreement between Highland Funds Asset Management, L.P. (“HFAM”), the Registrant, the Master Fund and Ascendant (the “Participation Agreement”) will be filed as an exhibit to the Amendment.
Response: The Registrant confirms that the Participation Agreement will be filed as an exhibit to the Amendment.
13.	Please describe supplementally the nature of the payment to be made by Ascendant to the Fund and how the payment will be accounted for by the Fund. Please also address the following supplementally: (i) the appropriateness of the payment under Section 22 of the 1940 Act; (ii) whether the payment constitutes a new class under Section 18(f); and (iii) whether the payment qualifies as a joint transaction.
Response: Pursuant to the Participation Agreement, Ascendant will make payments on a monthly basis, in arrears, of 0.30% of the Average Daily Managed Assets of the Fund to the Fund, out of the bona fide advisory profits of Ascendant. This payment will be made regardless of the waivers of Ascendant’s management fee in place at the Master Fund or waivers of HFAM’s management fee in place at the Fund or any expense cap arrangement in place; for avoidance of doubt, however, the effective management fee rate after giving effect to the payment will be identical for all indirect shareholders of the Master Fund. The Fund will account for these payments as a reduction in Fund expenses.
The payments described above will not result in the issuance of securities to shareholders of the Fund at a price other than the current offering price described in the prospectus. This is because each feeder fund of the Master Fund will pay Ascendant the same advisory fee. The payments described above will be paid pursuant to a separate arrangement between Ascendant and the Fund and will be paid out of the bona fide advisory profits of Ascendant and not out of the Master Fund’s assets. In addition, it is worth noting that, even after giving effect to the payment by Ascendant to the Fund, pursuant to the Participation Agreement, each indirect shareholder of the Master Fund (i.e., shareholders of the Fund and shareholders of the Ascendant Natural Resources Fund) will pay the same effective management fee to the advisers of the Master Fund and applicable feeder fund, collectively. As a result, this payment does not raise concerns under Section 22 of the 1940 Act.
The payments described above also do not raise concerns under Section 18(f) of the 1940 Act. The payments will be made out of the bona fide advisory profits of Ascendant, and no shareholders of the Fund (or group of shareholders) will have a senior interest in such payments. As such, no “senior security,” as defined in Section 18(g) of the 1940 Act, will be created by these payments.
Finally, these payments should not be viewed as a joint transaction among affiliated persons under Rule 17d-1. The Fund and the adviser to the Master Fund are not affiliated entities, and the arrangements described are the result of arms-length bargaining and do not disadvantage the Fund. It may be helpful to analogize these payments to “revenue sharing arrangements” common to the industry, in the sense that an investment adviser is making payments out of its bona fide advisory profits. A payment that directly benefits the Fund, as opposed to an arguably permissible revenue sharing payment to an affiliate of the Fund (such as the Fund’s distributor), should not be viewed less favorably as a policy matter, in the Trust’s view. We are aware of no guidance to the contrary.
14.	The “Adviser of the Master Fund” section states that “pursuant to the terms and conditions of the Participation Agreement, HFAM will have oversight of Ascendant as it relates to the Fund’s investment in the Master Fund, as if Ascendant were a sub-adviser to the Fund.” Please clarify the nature of this oversight. If Ascendant will be treated as a sub-adviser, please confirm whether this relationship will be subject to Section 15(c) of the Investment Company Act.
Response: The Registrant has revised the disclosure in the “Adviser of the Master Fund” section to state that HFAM will oversee the Master Fund’s investments to ensure that the Master Fund remains an appropriate investment for the Fund.
15.	Add a statement to the Prospectus that there is no material difference in the valuation policies of the Master Fund and the Fund.
Response: The Registrant will incorporate the requested revision.
Statement of Additional Information
16.	In “Investment Strategies and Risks—Repurchase Agreements,” please provide the maximum percentage the Fund may invest in repurchase agreements or state that there is no limit.
Response: The “Temporary Defensive Positions” section of the Prospectus states that the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments, including repurchase agreements. The Registrant notes that this disclosure reflects the disclosure in the Master Fund’s registration statement.

17.	Please disclose whether the Fund uses leverage and, if appropriate, add risk disclosure regarding leverage. If the Fund will not use leverage, please include a statement to that effect and consider including an anti-leveraging policy in the Investment Restrictions section.
Response: The “Additional Information About Principal Investment Strategies — Leverage” section of the Prospectus states that: “Subject to applicable regulations, the Fund may employ leverage for short-term purposes such as meeting redemption requests, but not for investment purposes. To the extent the Fund borrows money from a bank, it may be required to post cash and/or securities as collateral to cover the loan until such time as it is repaid.” The Registrant believes this disclosure sufficiently describes the Fund’s intended use of leverage.
18.	In “Investment Strategies and Risks—Lending Portfolio Securities,” please clarify that the Fund bears the entire risk of loss on reinvested collateral and note that securities lending expenses are not reflected in the “Annul Fund Operating Expenses” table or “Expense Example” in the Prospectus.
Response: The Registrant will incorporate the requested revision.
19.	In “Investment Strategies and Risks—REITs,” please revise the last sentence of the section to state that, “By investing in REITs indirectly through the Master Fund, a shareholder bears not only a proportionate share of expenses of the Master Fund, but also will bear indirectly expenses of the REITs in which it invests.” Please also state that expenses from investments in REITs are not reflected in the “Annul Fund Operating Expenses” table or “Expense Example” in the Prospectus.
Response: The Registrant will incorporate the requested revision.
20.	Please confirm whether the Fund will invest in reverse repurchase agreements and provide appropriate disclosure, if applicable.
Response: The Registrant does not anticipate investing in reverse repurchase agreements and therefore has not added disclosure regarding such investments.
21.	Please revise the introduction to the “Investment Restrictions” section to reflect the correct number of investment restrictions applicable to the Fund.
Response: The Registrant will incorporate the requested revision.
22.	Please add a concentration policy to the Fund’s fundamental investment restrictions.
Response: The Registrant will incorporate the requested revision.
23.	Please confirm that the fundamental investment restrictions of the Fund are the same as those of the Master Fund.
Response: The Registrant confirms that the fundamental investment restrictions of the Fund are substantially the same as those of the Master Fund.
24.	In “Notes to Investment Restrictions,” please revise the disclosure to state which industry classifications the Registrant will use and in what circumstances.

Response: The Registrant will incorporate the requested revision.
25.	Please add disclosure regarding the circumstances in which the Fund may be required to vote on matters pertaining to the operation of the Master Fund.
Response: The Registrant will incorporate the requested revision.
*      *      *
As instructed by the Staff, the Registrant is also submitting the following:
The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Registrant may not assert Staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions concerning this letter to the undersigned at 617-235-4636.

Very truly yours,
/s/ Jessica Reece
Jessica Reece

cc:	Brian Mitts, Highland Funds Asset Management, L.P. Ethan Powell, Highland Funds Asset Management, L.P. Michael Doherty, Esq. Rajib Chanda, Esq.